EXHIBIT 99.2

LETTER TO THE BOARD

To the Board of Signet Jewelers,

Select Equity has had a long history as a major shareholder of Signet, most recently establishing a large stake in the business in April of 2020. We currently hold just under 10% of the outstanding shares.

We have studied the business over the course of the last decade and we believe the company should enjoy numerous advantages given that it is by far the largest middle market specialty jeweler in North America with the greatest retail footprint, largest marketing budget, and the biggest global product sourcing network. We believe those advantages should translate into market share gains and better-than-industry-level profitability.

We were supportive of the changes the prior CEO, Gina Drosos, made to refresh the brands and capitalize on Signet’s competitive strengths but we have been disappointed with recent performance including operational missteps and management changes.

The business has generated positive free cash flow in each of the last 20 years (including the Global Financial Crisis of 2008 and the COVID shutdowns of 2020) and generated an average of more than $700M in free cash flow annually over the last 10 years. We expect the business will finish the fiscal year ending January 31, 2025 with an unlevered balance sheet, following typical seasonal cash generation in Q4.

Despite this, the public market’s perception of and confidence in Signet’s future prospects are clearly poor given the enterprise value today of approximately $2 billion. Investors appear convinced that the Board and management team will erode the company’s cash, competitive position and franchise. As such, we believe that the Board is obligated to explore all strategic alternatives for Signet including its sale.

Recent performance and governance shortfalls have included the following:

•	The business has suffered same-store-sales declines in each of the last 11 quarters, well below the industry overall, an extraordinary run given Signet’s inherent franchise advantages;

•	Operating profit has declined in each of the last three years and fallen short of guidance in each of the last two years;

•	Management further hurt organic and online sales by botching the transition of James Allen and the recently acquired Blue Nile business onto a new technology platform just prior to the 2023 holiday selling season, which caused sales of those subsidiaries to drop by significant double-digit amounts for six consecutive quarters;

•	Management and the Board have a poor record of capital allocation, wasting nearly half a billion dollars in purchasing unprofitable businesses, including Blue Nile, as well as deploying cash in purchasing shares well above their current level;

•	Most recently, the CEO, Gina Drosos, departed with little warning. The Board communicated that Ms. Drosos would stay through the holiday season as a consultant to guarantee continuity, however, she was notably absent from any calls, investor meetings and public appearances, while the business badly missed its holiday guidance and continued to flounder; and,

•	At the same time, the Board has poorly aligned pay and performance, agreeing to large, multi-million-dollar payouts to the existing management team to retain them for a surprisingly short period of time (3-6 months) and paying an outsized signing bonus and compensation package to hire a CEO with no jewelry or fashion experience and a mixed track record at the past two private equity-owned companies he ran.

All of this has contributed to a loss of confidence among shareholders and the extreme undervaluation of a business that should be uniquely positioned to succeed in the specialty jewelry market, which is currently growing.

In summary, Signet managed to generate $7.2B of free cash flow over the last decade and yet we estimate that it has an enterprise value today of $2 billion. The company is trading at less than 6x this and next year’s estimated cash earnings. The public market clearly does not endorse the company’s current strategy or the strength of its leadership. As a result, we believe that the Board is obligated to explore strategic options for the business, including its sale, in order to realize for Signet’s owners the underlying value of their investment.

Sincerely

Select Equity Group, L.P.